EXHIBIT 14.1

                    MILLENNIUM CAPITAL VENTURE HOLDINGS, INC.
                            CODE OF BUSINESS CONDUCT

Integrity and ethics play a significant role in the way we conduct business at MILLENNIUM CAPITAL VENTURE HOLDINGS, INC. Inc. (the "Company"). Operating with a strong sense of integrity is critical to maintaining trust and credibility with our clients, employees, and investors.

Our code embodies rules regarding individual and peer responsibilities, as well as responsibilities to our clients, employees, shareholders and the public. This Code includes:

      o     Prohibiting conflicts of interest

      o Protecting the Company's confidential and proprietary information and that of our clients and other business partners

      o     Treating the Company's employees, clients and competitors fairly

      o     Protection and proper use of Company assets

      o Compliance with laws, rules and regulations (including insider trading laws)

      o     Encouraging the reporting of any unlawful or unethical behavior

OVERVIEW OF BUSINESS ETHICS

The collection of policies and guidelines established in the Code of Business Conduct applies to all Company employees (including those of our subsidiaries) and members of our Board of Directors. We believe that long-term, trusting business relationships are built by being honest, open and fair. We promise to uphold the highest professional standards in all business operations. We also expect that those with whom we do business will adhere to the standards set by our Code of Business Conduct.

Outstanding employees are key to our success. Everyone is part of the Company team, and each of us deserves to be treated with dignity and respect. In addition, every employee is responsible for his/her own conduct. No one has the authority to make another employee violate our Code of Business Conduct, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable.

We require all those covered by this Code of Business Conduct to know and understand its terms. This Code states general principles and does not supersede the specific policies and procedures set forth in the Company's Administrative Policies and Procedures handbook or in separate specific policy statements, including those concerning trading in the Company's stock.

The fundamental principle that underlies the way we do business is sound judgment. An understanding of our legal and ethical parameters enhances that judgment. We have a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in all of our operations. For everyone at the Company, this means following the spirit of the law and doing the right, ethical thing even when the law is not specific.

Although we realize that no two situations are alike, we aim for consistency and balance when encountering ethical issues. It is essential that we all remain watchful for possible infringements of our business ethics. Employees who have questions regarding business conduct or possible violations should contact their manager or the Company's legal counsel.